

December 17, 2013

<u>Via E-mail</u>
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

> **Re: QKL Stores Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **Response dated December 11, 2013**
> **File No. 1-34498**

Dear Mr. Chan:

We have reviewed your response dated December 11, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Consolidated Financial Statements</u>

<u>Note 12 – Income Taxes, page F-35</u>

1. We read your response to comment 3 in our letter dated November 26, 2013. We note that property, plant and equipment are classified as non-current assets in your consolidated balance sheets. As such, it appears that the related deferred tax asset should be classified as a non-current asset. Please tell us why your classification complies with the guidance in ASC 740-10-45-4 and 7. In addition, please provide us with your analysis of the expected reversal dates of net operating loss carry-forwards supporting the current classification of the related deferred asset at each balance sheet date. Please refer to the guidance in ASC 740-10-45-9.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief